                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
      Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                                      and
                                  STATEMENT ON
                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                         THE MULTICARE COMPANIES, INC.

                           (Name of Subject Company)
                      GENESIS ELDERCARE ACQUISITION CORP.
                                      AND
                            GENESIS ELDERCARE CORP.

                                    (Bidder)
                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)
                                   62543 V1 0
                     (CUSIP Number of Class of Securities)
                               MICHAEL R. WALKER
                            GENESIS ELDERCARE CORP.
                             148 WEST STATE STREET
                            KENNETT SQUARE, PA 19348
                           TELEPHONE: (610) 444-6350

            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)
                                   COPIES TO:

        WILLIAM E. CURBOW, ESQ.                   RICHARD J. MCMAHON, ESQ.                     PAUL J. SHIM, ESQ.
       SIMPSON THACHER & BARTLETT              BLANK ROME COMISKY & MCCAULEY           CLEARY, GOTTLIEB, STEEN & HAMILTON
          425 LEXINGTON AVENUE                  1200 FOUR PENN CENTER PLAZA                    ONE LIBERTY PLAZA
        NEW YORK, NEW YORK 10017              PHILADELPHIA, PENNSYLVANIA 19103              NEW YORK, NEW YORK 10006
       TELEPHONE: (212) 455-2000                 TELEPHONE: (215) 569-5500                 TELEPHONE: (212) 225-2000

                          CALCULATION OF FILING FEE

[CAPTION]

                    TRANSACTION VALUATION*                                           AMOUNT OF FILING FEE**
                       $1,088,194,828                                                       $217,639

 * Based on the offer to purchase all of the outstanding shares of Common Stock of the Subject Company at $28.00 cash per share, 30,817,069 shares outstanding, 4,341,346 shares reserved for issuance upon conversion of the Subject Company's convertible debentures, 3,690,686 options outstanding and a maximum of 15,000 shares that may be issued pursuant to certain of the Subject Company's agreements or plans as of June 13, 1997.

** 1/50 of 1% of Transaction Valuation.

h CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

          CUSIP NO. 62543 V1 0

     1        NAMES OF REPORTING PERSONS:
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
              GENESIS ELDERCARE ACQUISITION CORP.
     2                                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                        (a) [ ]
                                                                                                                 (b) [X]
     3        SEC USE ONLY
     4        SOURCE OF FUNDS
              AF and BK
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
              IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)                                              [ ]
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
     7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              14,013,966
     8        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
              EXCLUDES CERTAIN SHARES                                                                [ ]
     9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
              45.5% (based on 30,817,069 shares outstanding)
     10       TYPE OF REPORTING PERSON
              CO

          CUSIP NO. 62543 V1 0

     1        NAMES OF REPORTING PERSONS:
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:
              GENESIS ELDERCARE CORP.
     2                                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                        (a) [ ]
                                                                                                                 (b) [X]
     3        SEC USE ONLY
     4        SOURCE OF FUNDS
              AF and BK
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
              IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)                                              [ ]
     6        CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
     7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              14,013,966
     8        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
              EXCLUDES CERTAIN SHARES                                                                [ ]
     9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
              45.5% (based on 30,817,069 shares oustanding)
     10       TYPE OF REPORTING PERSON
              HC

     This Tender Offer Statement on Schedule 14D-1 relates to the offer by Genesis ElderCare Acquisition Corp., a Delaware corporation (the "Purchaser"), to purchase all of the outstanding shares of Common Stock, $0.01 par value per share (the "Shares"), of The Multicare Companies, Inc., a Delaware corporation (the "Company"), at a purchase price of $28.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 20, 1997 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer"), a copy of which is attached hereto as Exhibit (a)(2). The Purchaser is a wholly owned subsidiary of Genesis ElderCare Corp., a Delaware corporation (the "Parent").

ITEM 1. SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is The Multicare Companies, Inc. The information set forth in Section 7 ("Certain Information Concerning the Company") of the Offer to Purchase is incorporated herein by reference.

     (b) The exact title of the class of equity securities being sought in the Offer is Common Stock, $.01 par value per share, of the Company. The information set forth in the Introduction (the "Introduction") of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in Section 6 ("Price Range of Shares; No Cash Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

     (a)-(d) and (g) This Statement is filed by the Parent and the Purchaser. The information set forth in Section 8 ("Certain Information Concerning the Parent, the Purchaser, Genesis, Cypress and TPG") of the Offer to Purchase and in Schedule I thereto is incorporated herein by reference.

     (e) and (f) During the last five years, neither the Parent nor the Purchaser, nor, to the best knowledge of the Parent or the Purchaser, any of the persons listed in Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a) The information set forth in Section 8 ("Certain Information Concerning the Parent, the Purchaser, Genesis, Cypress and TPG") of the Offer to Purchase is incorporated herein by reference. Except as set forth in Section 8 of the Offer to Purchase, since January 1, 1994, there have been no transactions which would be required to be disclosed under this Item 3(a) between any of the Parent or the Purchaser, or, to the best knowledge of the Parent and the Purchaser, any of the persons listed in Schedule I to the Offer to Purchase and the Company or any of its executive officers, directors or affiliates.

     (b) The information set forth in Section 8 ("Certain Information Concerning the Parent, the Purchaser, Genesis, Cypress and TPG") and Section 10 ("Background of the Offer; Contacts with the Company") of the Offer to Purchase is incorporated herein by reference. Except as set forth in Section 8 and
Section 10 of the Offer to Purchase, since January 1, 1994, there have been no contacts, negotiations or transactions which would be required to be disclosed under Item 3(b) between any of the Parent, the Purchaser or any of their respective subsidiaries or, to the best knowledge of the Parent and the Purchaser, any of those persons listed in Schedule I to the Offer to Purchase and the Company or its affiliates concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) and (b) The information set forth in Section 9 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(g) The information set forth in the Introduction, Section 6 ("Price Range of Shares; No Cash Dividends"), Section 10 ("Background of the Offer; Contacts with the Company"), Section 11 ("The Merger Agreement; Certain Other Agreements"), Section 12 ("Purpose of the Offer; the Merger; Plans for the Company") and Section 14 ("Effect of the Offer on the Market for the Shares, NYSE Listing and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) The information set forth in the Introduction and Section 8 ("Certain Information Concerning the Parent, the Purchaser, Genesis, Cypress and TPG") of the Offer to Purchase is incorporated herein by reference. Except as set forth in the Introduction and Section 8 of the Offer to Purchase, neither the Parent nor the Purchaser nor, to the best knowledge of the Parent and the Purchaser, any of the persons listed in Schedule I to the Offer to Purchase or any associate or majority-owned subsidiary of the Parent or the Purchaser or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares.

     (b) The information set forth in the Introduction and Section 11 ("The Merger Agreement; Certain Other Agreements") of the Offer to Purchase is incorporated herein by reference. Except as set forth in the Introduction and
Section 11 of the Offer to Purchase, neither the Parent nor the Purchaser nor, to the best knowledge of the Parent and the Purchaser, any of the persons or entities referred to above or any executive officer, director or subsidiary of any of the foregoing has effected any transactions in the Shares during the past sixty days.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in Section 9 ("Source and Amount of Funds"),
Section 10 ("Background of the Offer; Contacts with the Company"), and Section 17 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference. Except as set forth in Sections 9, 10 and 17 of the Offer to Purchase, none of the Parent nor the Purchaser nor, to the best knowledge of the Parent and the Purchaser, any of the persons listed in Schedule I to the Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loans or option arrangements, puts or calls, guarantees of loans, guarantee agreements or any giving or withholding of proxies).

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the Introduction and Section 17 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in Section 8 ("Certain Information Concerning the Parent, the Purchaser, Genesis, Cypress and TPG") of the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

     (a) The information set forth in Section 11 ("The Merger Agreement; Certain Other Agreements") of the Offer to Purchase is incorporated herein by reference.

     (b) and (c) The information set forth in Section 16 ("Certain Legal Matters and Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Section 9 ("Source and Amount of Funds") and Section 16 ("Certain Legal Matters and Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

     (e) None.

     (f) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

     (a) (1) Offer to Purchase dated June 20, 1997.

     (a) (2) Letter of Transmittal.

     (a) (3) Notice of Guaranteed Delivery.

     (a) (4) Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

     (a) (5) Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

     (a) (6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (a) (7) Summary Advertisement as published on June 20, 1997.

     (a) (8) Press Release issued by the Parent on June 16, 1997.

     (b) (1) Amended and Restated Commitment Letter, dated June 14, 1997 to the Purchaser from Mellon Bank, N.A., Citicorp Securities, Inc., Citibank N.A., First Union Capital Markets Corp., First Union National Bank and NationsBank, N.A.

     (b) (2) Amended and Restated Commitment Letter, dated June 14, 1997 to Genesis Health Ventures, Inc. from Mellon Bank, N.A., Citicorp Securities, Inc., Citibank, N.A., First Union Capital Markets Corp., First Union National Bank and NationsBank, N.A.

     (b) (3) Commitment Letter dated June 15, 1997 to Genesis Health Ventures, Inc. and Purchaser from Morgan Stanley Bridge Fund, L.L.C. and Montgomery Securities, L.P.

     (c) (1) Agreement and Plan of Merger dated June 16, 1997 by and among Genesis ElderCare Corp., Genesis ElderCare Acquisition Corp. and The Multicare Companies, Inc.

     (c) (2) Tender Agreement and Irrevocable Proxy dated June 16, 1997 among Genesis ElderCare Corp., Genesis ElderCare Acquisition Corp. and Daniel E. Straus.

     (c) (3) Tender Agreement and Irrevocable Proxy dated June 16, 1997 among Genesis ElderCare Corp., Genesis ElderCare Acquisition Corp. and Moshael J. Straus.

     (c) (4) Noncompetition and Consulting Agreement dated June 16, 1997 among Genesis Health Ventures, Inc., Genesis ElderCare Corp., Genesis ElderCare Acquisition Corp. and Daniel E. Straus.

     (c) (5) Noncompetition and Consulting Agreement dated June 16, 1997 among Genesis Health Ventures, Inc., Genesis ElderCare Corp., Genesis ElderCare Acquisition Corp. and Moshael J. Straus.

     (c) (6) Noncompetition and Consulting Agreement dated June 16, 1997 among Genesis Health Ventures, Inc., Genesis ElderCare Corp., Genesis ElderCare Acquisition Corp. and Stephen R. Baker.

     (c) (7) Letter Agreement dated June 16, 1997 between Genesis Health Ventures, Inc. and Straus Associates.

     (d) Not applicable.

     (e) Not applicable.

     (f) Not applicable.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                         GENESIS ELDERCARE CORP.

                                         By: /s/        George V. Hager, Jr.
                                             NAME: GEORGE V. HAGER, JR.
                                           TITLE: SENIOR VICE PRESIDENT AND
                                             CHIEF FINANCIAL OFFICER

                                         GENESIS ELDERCARE ACQUISITION CORP.

                                         By: /s/        George V. Hager, Jr.
                                             NAME: GEORGE V. HAGER, JR.
                                           TITLE: SENIOR VICE PRESIDENT AND
                                             CHIEF FINANCIAL OFFICER

Date: June 20, 1997

                                 EXHIBIT INDEX

EXHIBIT                                                                                PAGE
  NO.                                    DESCRIPTION                                    NO.
11(a)(1)   Offer to Purchase, dated June 20, 1997..................................
11(a)(2)   Letter of Transmittal...................................................
11(a)(3)   Notice of Guaranteed Delivery...........................................
11(a)(4)   Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks,
           Trust Companies and Nominees............................................
11(a)(5)   Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust
           Companies and Nominees..................................................
11(a)(6)   Guidelines for Certification of Taxpayer Identification Number on
           Substitute Form W-9.....................................................
11(a)(7)   Summary Advertisement as published on June 20, 1997.....................
11(a)(8)   Press Release issued by the Parent on June 20, 1997.....................
11(b)(1)   Amended and Restated Commitment Letter dated June 14, 1997 to the
           Purchaser from Mellon Bank, N.A., Citicorp Securities, Inc., Citibank
           N.A., First Union Capital Markets Corp., First Union National Bank and
           NationsBank, N.A........................................................
11(b)(2)   Amended and Restated Commitment Letter, dated June 14, 1997 to Genesis
           Health Ventures, Inc. from Mellon Bank, N.A., Citicorp Securities, Inc.,
           Citibank N.A., First Union Capital Markets Corp., First Union National
           Bank and NationsBank, N.A.
11(b)(3)   Commitment Letter dated June 15, 1997 to Genesis Health Ventures, Inc.
           and Purchaser from Morgan Stanley Bridge Fund, L.L.C. and Montgomery
           Securities, L.P.
11(c)(1)   Agreement and Plan of Merger dated June 16, 1997 by and among Genesis
           ElderCare Corp., Genesis ElderCare Acquisition Corp. and The Multicare
           Companies, Inc.
11(c)(2)   Tender Agreement and Irrevocable Proxy dated June 16, 1997 among Genesis
           ElderCare Corp., Genesis ElderCare Acquisition Corp. and Daniel E.
           Straus.
11(c)(3)   Tender Agreement and Irrevocable Proxy dated June 16, 1997 among Genesis
           ElderCare Corp., Genesis ElderCare Acquisition Corp. and Moshael J.
           Straus.
11(c)(4)   Noncompetition and Consulting Agreement dated June 16, 1997 among
           Genesis Health Ventures, Inc., Genesis ElderCare Corp., Genesis
           ElderCare Acquisition Corp. and Daniel E. Straus.
11(c)(5)   Noncompetition and Consulting Agreement dated June 16, 1997 among
           Genesis Health Ventures, Inc., Genesis ElderCare Corp., Genesis
           ElderCare Acquisition Corp. and Moshael J. Straus.
11(c)(6)   Noncompetition and Consulting Agreement dated June 16, 1997 among
           Genesis Health Ventures, Inc., Genesis ElderCare Corp., Genesis
           ElderCare Acquisition Corp. and Stephen R. Baker.
11(c)(7)   Letter Agreement dated June 16, 1997 between Genesis Health Ventures,
           Inc. and Straus Associates.